AUFHAUSER SECURITIES, INC.
AUDITED FINANCIAL STATEMENTS
AND
SEC FORM X-17-A-5, PART III
YEAR ENDED DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48786

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AUFHAUSER SECURITIES , INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

112 WEST 56 STREET
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT KEITH AUFHAUSER	212-246-9420	ADMIN@AUFSEC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP
(Name – if individual, state last, first, and middle name)

A-94/8, WAZIPUR INDUSTRIAL AREA	NEW DELHI	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

A-94/8, WAZIPUR INDUSTRIAL AREA	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ROBERT KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AUFHAUSER SECURITIES, INC., as of 12/31, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas
County of Collin

Sworn to and subscribed before me on 03/04/2024 by Robert Keith Aufhauser.

Signature: Robert Keith Aufhauser

Title: PRESIDENT

Hope Morgan
Notary Public
Electronically signed and notarized online using the Proof platform.

NOTARY PUBLIC STATE OF TEXAS
Hope Morgan
ID NUMBER 133732380
COMMISSION EXPIRES April 28, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AUFHAUSER SECURITIES, INC.

TABLE OF CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Aufhauser Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Aufhauser Securities, Inc.** (the "Company") as of December 31, 2023 and the related statements of operations, changes in Stockholder's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

CA INDIA

LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2023.

New Delhi, India
March 22, 2024

AUFHAUSER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets	
Cash and cash equivalents	$4,107,679
Receivable from clearing broker	163,628
Other Assets	-
Total Assets	$4,271,307
Liabilities & Stockholder's Equity	
Accounts payable and accrued expenses	$111,950
Payable to clearing broker	1,065
Total Liabilities	113,015
Stockholder's Equity	
Common Stock	30,000
Additional Paid-in Capital	2,480,000
Retained Earnings	1,648,292
Total Stockholder's Equity	4,158,292
Total Liabilities and Stockholder's Equity	$4,271,307

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.
STATEMENT OF INCOME

Year Ended December 31, 2023

Income	
Commissions	10,82,836
Interest & Money Market Dividends	1,92,211
Other	1,17,360
Total Income	13,92,407
Expenses	
Employee compensation and benefits	5,24,271
Commission, clearing and exchange fees	4,09,281
Occupancy	1,08,029
Professional and regulatory fees	37,533
Other excluding state and local	25,472
Total Expenses	11,04,586
Income before state & local tax	2,87,821
Provision for income taxes	24,060
Net Income	2,63,761

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2022

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance as of 1/1/2023	$30,000	$2,480,000	$1,384,531	$3,894,531
Net Income			$263,761	$263,761
Balance as of 12/31/2023	$30,000	$2,480,000	$1,648,292	$4,158,292

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2023

Particulars	Amount
Cash flows from operating activities:	
Net income	**263,761**
Provision for Income tax	24,060
Net profit before income tax	**287,821**
Changes in operating assets and liabilities:	
Decrease in accounts receivable	472,120
Decrease in accounts payable and accrued expenses	-129,820
Decrease in payable to clearing broker	-36,415
Cash generated from operations	**593,706**
Tax Expenses	**-5,944**
Cash flow from operating Activities [A]	**587,762**
Cash Flow from Investing Activities [B]	
Cash flow from Financing Activities [C]	
Net increase in cash & cash equivalents (A+B+C)	**587,762**
Changes in Cash and Cash Equivalents:	
Cash and cash equivalent at beginning of the year	3,519,917
Cash and cash equivalents at end of the year	4,107,679
Components of cash and cash equivalents	
Balance with Banks	19,857
Money Market Funds	4,087,822
Supplemental Disclosure of Cash Flow Information	
Income taxes paid	**5,944**

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

December 31, 2023

1. Organization and Nature of Business

Aufhauser Securities, Inc. (the "Company") operates as a discount broker located in New York City, New York. It was formed in New York State on June 14, 1994; is registered as a securities broker-dealer under the Securities and Exchange Act of 1934; and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears securities transactions on a fully disclosed basis through a clearing broker. It operates under the exemption provisions of SEC Rule 15c3-3, paragraph (k)(2)(ii), with respect to that Rule's requirements, including the possession or control of customer assets and reserve requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company's performance obligation is satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and ownership risks and rewards are transferred.

Receivables
Receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL").* This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

December 31, 2023

2. Summary of Significant Accounting Policies – *continued*

Cash and Cash Equivalents
At December 31, 2023 Cash amounted to $19,857 and Cash equivalents amounted to $4,087,822. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents at December 31, 2023 consist of a liquid US Treasury money market fund of short-term government securities held at the clearing broker.

The Company's cash balance may at times exceed the FDIC insurance limit.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the financial statements in accordance with ASC 740*, Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to amounts estimated to be realized.

Stockholder's Equity
The Company has 200 common stock shares authorized, with a par value of $300 per share. 100 shares are issued and outstanding as of December 31, 2023.

Loan Forgiveness
The Company's policy is to account for forgivable loans in accordance with *ASC 470, Debt* and related accounting pronouncements. Forgiveness of debt is recognized when the debt is extinguished, meaning the Company is formally released from the liability. The forgiven debt amount is recorded as a gain on extinguishment of debt; and is included in Other income in the Statement of Income.

3. Clearing Broker – Receivable and Payable

Receivable from clearing broker in the amount of $163,628 at December 31, 2023 includes the Company's required cash deposit of $100,000; as well as commissions revenue receivable from securities transactions. The Company has determined that no allowance for doubtful accounts is required at December 31, 2023 based on its evaluation described in Note 2.

AUFHAUSER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

December 31, 2023

3. Clearing Broker – Receivable and Payable - *continued*

Payable to clearing broker of $1,065 at December 31, 2023 represents unpaid or accrued service fees under the clearing broker agreement.

The Company introduces securities trades on behalf of its customers which are cleared on a fully disclosed basis by the clearing broker. The counterparties for these transactions include broker-dealers, banks and other financial institutions. The Company is subject to credit risk in the event the securities trade counterparty does not fulfill its trade obligations. Under the terms of its clearing broker agreement, the Company is responsible to indemnify the clearing broker in full for any losses resulting from the Company's or counterparty's failure to fulfill their contractual obligations. No such losses have been incurred since the Company's inception.

The Company's clearing broker agreement was effective as of the Company's commencement of operations. This agreement is on-going subject to mutually agreeable amendment; and is cancellable by either party with 90-days' notice, without penalty.

4. Customer Concentration

Two customers generated approximately 77.4% and 13.2% of the Company's revenues for the year ended December 31, 2023, respectively.

5. Fair Value Measurement - Securities

Securities owned are recorded at fair value according to the fair value hierarchy set forth by GAAP, as explained below. At December 31, 2023, the Company's securities consisted of the money market fund referred to in Note 2, in the amount of $4,087,821, which represented a Level 1 valuation. There were no Level 2 or Level 3 securities at December 31, 2023.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

5. Fair Value Measurement – Securities - continued

The fair value hierarchy prioritizes the fair valuation inputs as follows:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities, that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability, and rely upon the Company's judgment about the appropriate assumptions and inputs.

6. Contingencies

The Company may be involved in litigation, claims and regulatory actions arising out of the normal course of business as a securities broker-dealer. The Company is not aware of any such matters as of December 31, 2023 and for the year then ended.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $4,075,312 which was $38,25,312 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0277 to 1.

8. Taxes

The Company had Federal income tax expense of $6,236 for the year ended December 31, 2023 of which $6,236 is payable. The Company is also subject to New York State and New York City income taxes, which amounted to $16,263 for the year ended December 31, 2023. Income taxes payable amounting to $22,499 are included in Accounts payable and accrued expenses as of December 31, 2023.

8. Taxes - continued

No provision for deferred tax expense and deferred taxes payable was required as of December 31, 2023.

The Company's tax returns are subject to examination by taxing authorities in the stated jurisdictions in accordance with the normal statutes of limitations, which are generally three years from the filing date. During 2022, the IRS completed an examination of the Company's federal income tax return for the year ended December 31, 2020, which did not result in a material change. As of December 31, 2023, open tax years were 2021 and 2022 for federal income taxes; and 2020 through 2023 for New York State and New York City income taxes.

9. Related Party Transactions

The Company has an expense sharing agreement ("Agreement") with an affiliated company. The Agreement covers shared office rent and occupancy expenses utilized by the Company. The Agreement is renewable annually but may be terminated by either party with 30 days' notice.

The Company's costs under the Agreement amounted to $108,029 for the year ended December 31, 2023, of which 0.00 was payable.

10. Recently Issued Accounting Pronouncements

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

December 31, 2023

11. COVID-19

As a result of the COVID-19 pandemic, the Company made the necessary operating changes for employees to work remotely from home. The Company continues to partially operate remotely during 2023.

12. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in the Company's financial statements as of December 31, 2023 and for the year then ended.

AUFHAUSER SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

December 31, 2023

Stockholder's Equity	4,158,292
Deductions:	
Non-allowable assets	1,224
Haircuts on Securities	
2% - money market fund - 4,087,821	81,756
Net capital	4,075,312
Net capital requirements:	
6 2/3% of aggregate indebtedness $7,534	
Minimum net capital $250,000	
Greater of above	250,000
Excess net capital	3,825,312
Aggregate indebtedness:	
Accounts payable and accrued expenses	111,950
Payable to clearing broker	1,065
Aggregate indebtedness	113,015
Ratio: aggregate indebtedness to net capital	2.77%

There were no material differences between the above computation and the computation included in the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2023, which was re-filed on March 2, 2024

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3

Year Ended December 31, 2023

The Company was not subject to the requirements of SEC Rule 15c3-3 ("Rule") for the year ended December 31, 2023. The Company operated under the exemption provisions of the Rule's paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

AUFHAUSER SECURITIES, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3

Year Ended December 31, 2023

The Company was not subject to the requirements of SEC Rule 15c3-3 ("Rule") for the year ended December 31, 2023. The Company operated under the exemption provisions of the Rule's paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm



MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

**To the Shareholders and Board of Directors of
Aufhauser Securities, Inc.**

We have reviewed management's statement, included in the accompanying **Aufhauser Securities, Inc.** Exemption Report, in which

(1) **Aufhauser Securities, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: **k(2)(ii)** (the "exemption provisions")

(2) The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph **k(2)(ii)** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)

New Delhi, India

March 22 2024

MANAGEMENT EXEMPTION REPORT

Year Ended December 31, 2023

Aufhauser Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2023 without exception.

Aufhauser Securities, Inc.

K Aufhauser

Keith Aufhauser
President

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Aufhauser Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended **December 31, 2023**. Management of **Aufhauser Securities, Inc.** (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended **December 31, 2023**. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended **December 31, 2023**, with the Total Revenue amounts reported in Form SIPC-7 for the year ended **December 31, 2023** noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the

LLPIN-AAG-1471

A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended **December 31, 2023**. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)
New Delhi, India
March 22 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
AUFHAUSER SECURITIES INC	8-48786

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			
2		Additions:			
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		$ 1,392,407.00	
	b	Net loss from principal transactions in securities in trading accounts.			
	c	Net loss from principal transactions in commodities in trading accounts.			
	d	Interest and dividend expense deducted in determining item 1.			
	e	Net loss from management of or participation in the underwriting or distribution of securities.			
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.			
	g	Net loss from securities in investment accounts.			
	h	Add lines 2a through 2g. This is your **total additions**.			$ 1,392,407.00
3		Add lines 1 and 2h			$ 1,392,407.00
4		Deductions:			
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.			
	b	Revenues from commodity transactions.			
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 377,181.00	
	d	Reimbursements for postage in connection with proxy solicitations.			
	e	Net gain from securities in investment accounts.			
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
	h	Other revenue not related either directly or indirectly to the securities business.			
		Deductions in excess of $100,000 require documentation			
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 13,938.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 13,938.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 391,119.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,001,288.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 1,501.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 892.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 892.00		
d	Add lines 11a through 11c		$ 892.00	
12	**LESSER** of line 10 or 11d.			$ 892.00
13 a	Amount from line 8		$ 1,501.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 892.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 609.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 609.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-48786	DEA: FINRA	2023	Dec

MEMBER NAME
MAILING ADDRESS

AUFHAUSER SECURITIES INC
112 WEST 56TH STREET 10TH FLR
NEW YORK, NY 10019
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

AUFHAUSER SECURITIES INC	ROBERT KEITH AUFHAUSER
(Name of SIPC Member)	(Authorized Signatory)
2/8/2024	admin@aufsec.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.